
November 2, 2023

Kent Rodriguez
Chief Executive Officer, President
Groove Botanicals Inc.
310 Fourth Avenue South, Suite 7000
Minneapolis, MN 55415

> **Re: Groove Botanicals Inc.**
> **Registration Statement on Form 10-12G**
> **Filed October 19, 2023**
> **File No. 000-23476**

Dear Kent Rodriguez:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12G

Financial Statements
Unaudited Financial Statements for the Quarter Ended June 30, 2023
Consolidated Statements of Operations, page 33

1. Please revise your statements of operations to deduct the dividends on your preferred stock to arrive at net income (loss) available to common shareholders. Earnings per common share should be revised to be calculated based on income (loss) available to common shareholders. Refer to ASC 260-10-45-11 through 45-12.

Exhibits

2. A consent to the use of an audit report is not required in 1934 Act reports. However, we note that you included an auditor's consent, so it should be updated within 30 days of the effective date of the registration statement. Please revise Exhibit 23.1 accordingly.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sondra Snyder at 202-551-3332 or Robert Babula at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jack Brannelly